Mail Stop 3561
   July 18, 2005

Mr. Stephen D. Replin, President
Monet Entertainment Group, Ltd.
222 Milwaukee Street, Suite 304
Denver, Colorado 80206

  Re: Monet Entertainment Group, Ltd.
    Form 10-KSB for Fiscal Year Ended December 31, 2004
    Filed March 15, 2005
    Forms 10-QSB for Fiscal Quarter Ended March 31,
2005
    Filed May 16, 2005
    File No. 0-27609

Dear Mr. Replin:

     We have reviewed your filings and have the following
comments.
We have limited our review to only your financial statements and
related disclosures and do not intend to expand our review to
other
portions of your documents. Where indicated, we think you should
revise the filing in response to these comments. If you disagree,
we
will consider your explanation as to why our comment is
inapplicable
or revision is unnecessary. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to
provide
us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not
raise additional comments.

     Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your
filings.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call me at the telephone number
listed
at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2004

Financial Statements

General

1. We noted that you ceased reporting as a development stage
company
in October 2002 because you were unable to commence operations as
originally planned. The disclosure in Item 1 (Description of
Business) states that you intend on maintaining existence and seek
other business opportunities. It appears that you continue to
meet
the definition of a development stage company as defined in
paragraph
(8) and (9) of SFAS 7. Please revise your financial statements to
provide the required disclosures in accordance with paragraph (11)
of
SFAS 7, and direct your independent accountants to revise their
audit
report accordingly.

2. We noted that you amended your 2002 and 2003 Form`s 10-KSB in
January 2005 as the result of an error in your accounting. We do
not
see however where your have filed an 8-K (Item 4.02) announcing
such
restatement. Please refer to the instructions of Form 8-K and
file
your 8-K accordingly.

3. We read your amended 2002 Form 10-KSB (filed March 4, 2005)
where
it appears you have restated 2001 financial statements to account
for
a related party capital contribution (approximately $25,000).
Consistent with the comment above, we do no see where your have
filed
an 8-K (Item 4.02) announcing such restatement. Please refer to
the
instructions of Form 8-K and file your 8-K accordingly.

* * * * *

        As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide
us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter
with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters
greatly
facilitate our review. Please file your letter on EDGAR under the
form type label CORRESP. Please understand that we may have
additional comments after reviewing your amendment and responses
to
our comments.

   We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act
of
1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

   In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement
has
access to all information you provide to the staff of the Division
of
Corporation Finance in our review of your filing or in response to
our comments on your filing.

      You may contact Angela Halac, Staff Accountant at (202) 551-
3398 or Hugh West, Accounting Branch Chief at (202) 551-3872 if
you
have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

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